                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 _____________

                                 SCHEDULE 13D
                                (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                             OAK TECHNOLOGY, INC.
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                  671802 10 6
                    ----------------------------------------
                                (CUSIP Number)

                                David D. Tsang
                           c/o Oak Technology, Inc.
                                139 Kifer Court
                          Sunnyvale, California 94086
                                (408) 737-0888
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               NOVEMBER 13, 1998
                    ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box X .
                                                                     ----

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

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CUSIP NO. 671802 10 6                                                          PAGE  2  OF 5  PAGES
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
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     DAVID D. TSANG
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2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (A) [_]
                                                                                                  (B) [_]
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3                    SEC USE ONLY

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4                    SOURCE OF FUNDS*
                     PF, OO
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5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                  [_]
                     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                     UNITED STATES
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                          7  SOLE VOTING POWER
                             3,390,949
     NUMBER OF
      SHARES       -----------------------------------------------------------------------------------------------
   BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY                -0-
       EACH        -----------------------------------------------------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON                3,390,949
       WITH        -----------------------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            -0-

------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     3,390,949

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12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*           [X]
                     The aggregate amount in Row 11 excludes an aggregate of 1,120,000 shares of Oak's Common
                     Stock held of record by four trusts for the benefit of Mr. Tsang's children for which
                     Mr. Tsang's brother and brother-in-law serve as trustees and in which Mr. Tsang disclaims any beneficial ownership.
------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     8.3%
------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*
                     IN
------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

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CUSIP NO.  671802 10 6                                                         PAGE  3  OF  5  PAGES
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ITEM 1 - SECURITY AND ISSUER

          This statement on Schedule 13D relates to the common stock ("Common Stock") of Oak Technology, Inc. ("Oak"). The principal executive offices of Oak are located at 139 Kifer Court, Sunnyvale, CA 94086.

ITEM 2 - IDENTITY AND BACKGROUND

          This statement is filed by David D. Tsang. Mr. Tsang's business address is 139 Kifer Court, Sunnyvale, California 94086. Mr. Tsang currently serves as Chief Executive Officer and Chairman of the Board of Directors of Oak. Mr. Tsang has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Tsang is a United States citizen.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          All previously reported prior acquisitions of Common Stock by the Reporting Person have been made using personal funds of Mr. Tsang.

          With respect to the transaction described in Item 4, the source of funds to be used to effect the purchase has not been determined and may include loans or equity investments made by third parties.

ITEM 4 - PURPOSE OF TRANSACTION

          On November 13, 1998, Mr. Tsang made a proposal (the "Proposal") to the Board of Directors of Oak (the "Board of Directors") to acquire, through an entity formed by the Reporting Person, all of the shares of Common Stock of Oak not currently owned by him. Each holder (other than the Reporting Person) would receive $4.50 in cash for each share of Common Stock. If the transaction is consummated, the Common Stock would be delisted from the Nasdaq Stock Market.

          Mr. Tsang expressly reserves the right to modify or withdraw the Proposal, and does not have any obligation to Oak or its stockholders with respect to the Proposal prior to the execution and delivery of a definitive acquisition agreement.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

          (a) Mr. Tsang beneficially owns 3,390,949 shares of Common Stock. Such shares represent approximately 8.3% of the outstanding shares of Common Stock of Oak.

                                  SCHEDULE 13D

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CUSIP NO.  671802 10 6                                                         PAGE  4  OF  5  PAGES
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          (b) Number of shares as to which Mr. Tsang has:
              (i) sole power to vote or to direct the vote:            3,390,949
              (ii) shared power to vote or direct the vote:            -0-
              (iii) sole power to dispose or direct the disposition:   3,390,949
              (iv) shared power to dispose or direct the disposition:  -0-

          (c) There were no transactions in the Common Stock of Oak effected by Mr. Tsang during the 60 day period prior to November 17, 1998.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Mr. Tsang currently holds options to purchase 190,000 shares of Common Stock pursuant to Oak employee stock option plans. Of such shares, 28,000 are exerciseable within 60 days of November 17, 1998.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

          The following document is included in this Statement as an Exhibit hereto:

          1. Letter, dated November 13, 1998, from David D. Tsang to Oak.

                                  SCHEDULE 13D

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CUSIP NO.  671802 10 6                                                         PAGE  5  OF  5  PAGES
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 17, 1998            /s/ DAVID D. TSANG
                                    --------------------------------
                                    David D. Tsang

                                EXHIBIT INDEX
                                -------------

Exhibit                 Description
-------                 -----------

   1 Letter, dated November 13, 1998 from David D. Tsang to the Company.